UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HOUGHTON MIFFLIN HARCOURT COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

44157R109
(CUSIP Number)

November 14, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 12 Pages
Exhibit Index: Page 11

SCHEDULE 13G
CUSIP No. : 44157R109	Page 2 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL GROUP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	21,839,380
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	21,839,380
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,839,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.55%
12.	Type of Reporting Person: OO, IA

SCHEDULE 13G
CUSIP No. : 44157R109	Page 3 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	21,839,380
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	21,839,380
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,839,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.55%
12.	Type of Reporting Person: OO, HC

SCHEDULE 13G
CUSIP No. : 44157R109	Page 4 of 12 Pages

1.	Names of Reporting Persons. ANTHONY L. DAVIS
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	21,839,380
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	21,839,380
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,839,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.55%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 44157R109	Page 5 of 12 Pages

1.	Names of Reporting Persons. KEVIN M. ULRICH
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	21,839,380
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	21,839,380
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,839,380
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 15.55%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13G
CUSIP No. : 44157R109	Page 6 of 12 Pages

1.	Names of Reporting Persons. ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	19,746,222
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	19,746,222
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,746,222
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 14.07%
12.	Type of Reporting Person: OO

Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Houghton Mifflin Harcourt Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

222 Berkeley Street, Boston, MA 02116

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Anchorage Capital Group, L.L.C. ("Capital Group");
ii)	Anchorage Advisors Management, L.L.C. ("Management");
iii)	Anthony L. Davis ("Mr. Davis");
iv)	Kevin M. Ulrich ("Mr. Ulrich"); and
v)	Anchorage Capital Master Offshore, Ltd. ("ACMO").

This statement relates to Shares (as defined herein) held for the accounts of ACMO, Anchorage Illiquid Opportunities Offshore Master, L.P. (“AIOOM”), Anchorage Illiquid Opportunities Offshore Master II, L.P. (“AIOOM II”), Anchorage Illiquid Opportunities Offshore Master III, L.P. (“AIOOM III”) and  GRF Master Fund II, L.P. (“GRF Fund”), each a Cayman Islands exempted company incorporated with limited liability, as well as PCI Fund LLC (“PCI Fund”), a Delaware limited liability company.  Capital Group is the investment advisor to ACMO, AIOOM, AIOOM II, AIOOM III, GRF Fund, and PCI Fund.  Management is the sole managing member of Capital Group.  Mr. Davis is the President of Capital Group and a managing member of Management, and Mr. Ulrich is the Chief Executive Officer of Capital Group and the other managing member of Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 610 Broadway, 6th Floor, New York, NY 10012.

Item 2(c).	Citizenship:

i)	Capital Group is a Delaware limited liability company;
ii)	Management is a Delaware limited liability company;
iii)	Mr. Davis is a citizen of the United States of America;
iv)	Mr. Ulrich is a citizen of Canada; and
v)	ACMO is a Cayman Islands exempted company incorporated with limited liability.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Page 8 of 12 Pages

Item 2(e).	CUSIP Number:

44157R109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not acceptable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of November 22, 2013, each of Capital Group, Management, Mr. Davis and Mr. Ulrich may be deemed the beneficial owner of 21,839,380 Shares, which amount includes: (A) 19,330,830 Shares, and 415,392 Shares obtainable upon exercise of warrants, held for the account of ACMO; (B) 409,795 Shares, and 17,272 Shares obtainable upon exercise of warrants, held for the account of AIOOM; (C) 136,598 Shares, and 4,376 Shares obtainable upon exercise of warrants, held for the account of AIOOM II; (D) 622,320 Shares, and 8,212 Shares obtainable upon exercise of warrants, held for the account of AIOOM III; (E) 755,591 Shares, and 4,254 Shares obtainable upon exercise of warrants, held for the account of the GRF Fund; and (F) 134,740 Shares held for the account of the PCI Fund.

Item 4(b)	Percent of Class:

As of November 22, 2013, each of Capital Group, Management, Mr. Davis and Mr. Ulrich may be deemed the beneficial owner of approximately 15.55% of Shares outstanding, and ACMO may be deemed the beneficial owner of approximately 14.07 % of Shares outstanding. (There were 139,955,578 Shares outstanding as of September 30, 2013, according to the Issuer’s Form S-1/A, filed November 1, 2013.  Each of Capital Group, Management, Mr. Davis and Mr. Ulrich may be deemed the beneficial owner of 449,506 Shares upon exercise of warrants, and ACMO may be deemed the beneficial owner of 415,392 Shares upon exercise of warrants. Pursuant to Rule 13d-3(d)(1)(i)(D), such Shares have been added to the Issuer's number of Shares outstanding, for a total of 140,405,084 and 140,370,970 Shares outstanding, respectively.)

Item 4(c)	Number of Shares of which such person has:

Capital Group, Management, Mr. Davis, Mr. Ulrich:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	21,839,380
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	21,839,380

ACMO:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	19,746,222
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	19,746,222

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Page 9 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANTHONY L. DAVIS

/s/ Anthony L Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

November 25, 2013

Page 11 of 12 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	12

Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Houghton Mifflin Harcourt Company, dated as of November 25, 2013, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Authorized Signatory

ANTHONY L. DAVIS

/s/ Anthony L Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

November 25, 2013